UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 4)*


                             SENTIGEN HOLDING CORP.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    81726V104
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                                 (CUSIP Number)

                                November 29, 2000
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             (Date of Event Which Requires Filing of this Statement)





         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                    |_|    Rule 13d-1(b)
                    |X|    Rule 13d-1(c)
                    |_|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  81726V104              SCHEDULE 13G             Page 2 of 4 Pages
--------------------------                              -----------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Frederick R. Adler
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|_|
                                                                     (b)|_|
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            5        SOLE VOTING POWER

                                      40,000 Shares
                            ---------------------------------------------------
         NUMBER OF          6        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             7        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     40,000 Shares
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     -0-
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          743,573 Shares*
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                                                                SHARES*    |_|
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          10.4%
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12        TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________

*703,573 of those shares are deemed to be beneficially owned by Frederick Adler for Federal securities laws purposes as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust ("Trust"). Mr. Adler is the settlor and beneficiary of the Trust. Mr. Adler disclaims beneficial ownership of these shares for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

Item 1(a).          Name of Issuer:

                    Sentigen Holding Corp. ("Issuer")
                    -----------------------------------------------------------

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    580 Marshall Street, Phillipsburg, New Jersey 08865
                    -----------------------------------------------------------

Item 2(a).          Name of Person Filing:

                    (1) Frederick R. Adler ("Adler")
                    -----------------------------------------------------------

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    (1) Adler's business address is c/o Fulbright & Jaworski,
                        LLP, 666 Fifth Avenue, New York, New York 10103.
                    -----------------------------------------------------------

Item 2(c).          Citizenship:

                    (1) Adler is a United States citizen.
                    -----------------------------------------------------------

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01 per share
                    -----------------------------------------------------------

Item 2(e).          CUSIP Number:

                    81726V104
                    -----------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

       (a) |_|  Broker or dealer registered under Section 15 of the Exchange Act
       (b) |_|  Bank as defined in Section 3(a)(6) of the Exchange Act
       (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act
       (d) |_| Investment company registered under Section 8 of the Investment Company Act
       (e) |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
       (g) |_| A parent holding company or control person in acordance with Rule 13-d-1(b)(i)(1)(ii)(g)
       (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
       (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
       (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.      Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount Beneficially Owned: Adler may be deemed to beneficially own an aggregate of 743,573 shares of the Issuer's Common Stock. This amount represents (i) 40,000 shares of Common Stock purchased by Adler in a private offering by the Issuer at $6.00 per share on November 21, 2000 ("Offering Shares") and (ii) 553,573 shares of Common Stock and 150,000 shares of Common Stock issuable upon exercise of immediately exercisable options that were transferred by Adler to the Trust on November 29, 2000 (the "Trust Shares" and together with the Offering Shares, the "Securities"). The Securities represent approximately 10.4% of the Issuer's outstanding shares of Common Stock. Excluding the Trust Shares that were transferred to the Trust, Adler would beneficially own 40,000 shares of Common Stock representing less than 1% of the Issuer's outstanding shares of Common Stock. Adler disclaims beneficial ownership of the Trust Shares for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

         (b)       Percent of Class: 10.4%

         (c)  Number of shares as to which such person has:
             (i)   sole power to vote or to direct vote: 40,000 shares
             (ii)  shared power to vote or to direct vote: -0-
             (iii) sole power to dispose or to direct the disposition of:
                   40,000 shares
             (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5.      Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

         Adler ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock as a result of the transfer of the Trust Shares by Adler to the Trust on November 29, 2000. Adler may, however, still be deemed to be the beneficial owner of more than five percent of the Issuer's Common Stock as a result the reasons set forth in Items 9 and 11 of the cover page to this report.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     December 4, 2000

                                     /s/ Frederick R. Adler
                                     ----------------------------
                                     Frederick R. Adler